ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING
OF JUNE 26, 2024

DATE, TIME AND VENUE: On June 26, 2024, at 04:00 p.m., exclusively held online and remotely, via videoconference, in accordance with CVM Instruction No. 81/2022.

CHAIR: Álvaro Felipe Rizzi Rodrigues – Chairman; Leandro Miana Telles – Secretary.

QUORUM: Stockholders representing 92,13% of common shares of the Company's capital stock.

LEGAL ATTENDANCE: Company's management members, members of the Supervisory Council and a representative of PricewaterhouseCoopers Auditores Independentes.

CALL NOTICE: The General Stockholders' Meeting was duly called, in accordance with the Call Notice published in *O Estado de S. Paulo* newspaper on May 28, 2024 (printed version: page B4 and digital version: page 1), May 29, 2024 (printed version: page B5 and digital version: page 1), and May 30, 2024 (printed version: page B5 and digital version: page 1).

REMOTE VOTING: The summarized voting map consolidating the votes cast remotely has been previously disclosed.

RESOLUTIONS ADOPTED:

1. Stockholders were informed that these minutes would be drafted in a summarized format.

2. The publication of the minutes with the omission of the stockholders' signatures, in accordance with Article 130, paragraph 2, of Law No. 6,404/76 ("Brazilian Corporate Law") was approved. The waiving of the reading of the "Consolidated Voting Map" and agenda-related documents was authorized, since said documents had already been widely disclosed and made available to stockholders and the market.

3. The Protocol and Justification of the Merger ("Protocol and Justification"), entered into on May 27, 2024 by the management bodies of the Company and of **HIPERCARD BANCO MÚLTIPLO S.A. ("HIPERCARD")** was approved, which sets forth all terms and conditions of the merger of **HIPERCARD** into the Company by means of the transfer of all assets of the latter to the Company and its resulting dissolution. The Protocol and Justification is an integral part of these minutes as Attachment I ("Merger").

4. The appointment and engagement of expert company PricewaterhouseCoopers Auditores Independentes Ltda. - PwC ("Appraiser"), with head office in the city and state of São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro

Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled in Corporate Taxpayer's Registry under No. 651.562.112/0001-20, and in Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, was ratified as the company responsible for preparing the appraisal report on the book net worth of **HIPERCARD** to be merged into the Company ("Appraisal Report") as of December 31, 2023 ("Merger Base Date").

5. The Appraisal Report prepared by the Appraiser based on the balance sheet as of the Merger Base Date was approved to value **HIPERCARD**'s equity at two billion, six hundred and seventy-nine million, two hundred and nineteen thousand, one hundred and fifty-four Brazilian reais and ninety-nine cents (R$2,679,219,154.99). The Appraisal Report is attached to the Protocol and Justification, which is an integral part of these minutes as Attachment I.

6. The Merger of **HIPERCARD** into the Company was approved under the terms of the Protocol and Justification. As stated in the Protocol and Justification, considering that **HIPERCARD** is a wholly-owned subsidiary of the Company, the Merger of **HIPERCARD** by the transfer of its full assets into the Company will not imply a capital increase or the issuance of new shares by the Company.

6.1. It was recorded that after the Merger is completed, **HIPERCARD** will be dissolved and all its assets will be transferred to **ITAÚ UNIBANCO HOLDING**, which, by force of law, will succeed **HIPERCARD** to the assets, rights, properties, obligations, contingencies and responsibilities, on a universal basis and for all legal purposes. **ITAÚ UNIBANCO HOLDING** will be responsible for keeping the accounting and corporate records and for cancelling the registration of **HIPERCARD** before the Brazilian Federal Revenue and other bodies accordingly.

6.2. It was also recorded that the Merger will be carried out after the prior approval from the Central Bank of Brazil ("BACEN"), and will come into effect on the last day of the month in which said previous approval is obtained, in compliance with Article 26, main paragraph, and paragraph 2, of Resolution No. 4,817/20 of the National Monetary Council ("CMN"). Once the Merger is carried out, **HIPERCARD** will be definitely dissolved for any and all purposes and rights, in accordance with Article 219, item II, and Article 227 of Brazilian Corporate Law.

6.3. Due to the lack of minority stockholders in **HIPERCARD** nor an exchange ratio or capital increase in the Company, the provisions of Article 264 of Brazilian Corporate Law will not apply. Additionally, nor will Articles 137 and 256 of Brazilian Corporate Law, since **HIPERCARD** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**.

7. The Company's management members were authorized, as provided for in its Bylaws, to perform any and all acts and execute all documents required for the implementation and formalization of then approved resolutions, in accordance with the Protocol and Justification, as set forth in legislation in force.

8. An amendment to the Company's Bylaws was approved, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to fifty (50) members.

9. The Bylaws were consolidated to include the amendment mentioned in item 8 hereof, which will become effective in accordance with Attachment II to these minutes, after the resolutions of this Meeting are approved by BACEN.

REMOTE VOTING: The receipt of 118 remote voting forms were registered, in the period from May 28, 2024 to June 19, 2024, which were duly computed and consolidated in the Final Voting Map.

QUORUM FOR RESOLUTIONS: Resolutions were adopted by the majority of votes, as stated in the Final Voting Map attached to these minutes and which details the percentages of approval, rejection and abstention on each matter resolved upon at the General Stockholders' Meeting.

DOCUMENTS FILED AT THE HEAD OFFICE: Opinion of the Supervisory Council, Management Proposal of May 27, 2024 and Voting Maps.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), June 26, 2024. (undersigned) Álvaro Felipe Rizzi Rodrigues – Chairman; Leandro Miana Telles – Secretary.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development

PROTOCOL AND JUSTIFICATION OF THE MERGER OF HIPERCARD BANCO MÚLTIPLO S.A. INTO ITAÚ UNIBANCO HOLDING S.A.

By this Merger Protocol and Justification ("Protocol and Justification"), entered into in accordance with the provisions of Articles 224 and 225 of Law No. 6,404 of December 15, 1976 ("Brazilian Corporate Law") and other applicable legal provisions, and in the due form of law, the parties qualified below:

1. **HIPERCARD BANCO MÚLTIPLO S.A.**, headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 7º andar, parte A, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer's Registry (CNPJ) under No. 03.012.230/0001-69 and the Company Registry Identification Number (NIRE) No. 35300155866 ("**HIPERCARD**"), herein represented by its undersigned Officers; and

2. **ITAÚ UNIBANCO HOLDING S.A.,** headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer's Registry (CNPJ) under No. 60.872.504/0001-23 and the Company Registry Identification Number (NIRE) No. 35300010230 ("**ITAÚ UNIBANCO HOLDING**"), herein represented by its undersigned Officers; and

HIPERCARD and **ITAÚ UNIBANCO HOLDING**, hereinafter jointly referred to as "Companies" or "Parties".

WHEREAS,

(i) Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and businesses, aimed at providing higher efficiency and return on invested amounts to its stockholders. Accordingly, on May 23, 2024, **ITAÚ UNIBANCO HOLDING**'s Board of Directors approved the proposal for a corporate restructuring for the merger of **HIPERCARD** into **ITAÚ UNIBANCO HOLDING**, as detailed below ("Merger" or "Transaction"). The purpose of the Merger is to transfer to **ITAÚ UNIBANCO HOLDING** all activities currently carried out by **HIPERCARD**, including the administration of bank cards;

(ii) according to studies conducted, the merger of **HIPERCARD** into **ITAÚ UNIBANCO HOLDING** is convenient and more efficient from an structural standpoint, and that is the reason why the execution of this Protocol and Justification is proposed; and

(iii) currently **HIPERCARD** is fully directly held by **ITAÚ UNIBANCO HOLDING**.

THE PARTIES HERETO AGREE to execute this Protocol and Justification, which will be ruled by the following terms and conditions**:**

1. <u>REASONS AND PURPOSES OF THE TRANSACTION AND THE COMPANIES' INTEREST IN ITS IMPLEMENTATION</u>

1.1. After studies about the convenience of the Transaction, and based on the arguments included in the recitals above, the Companies' management members have concluded that the restructuring will fully meet Itaú Unibanco Conglomerate's interests.

1.2. The purpose of **HIPERCARD** Merger is to seek greater synergy among the companies and activities of the Itaú Unibanco Conglomerate for the purpose of streamlining costs and achieving more efficiency.

1.3. The Merger will result in the dissolution of **HIPERCARD** and the absorption of its activities and assets by **ITAÚ UNIBANCO HOLDING**, leading to the reduction of its maintenance costs and thus providing the rationalization of its administrative and commercial activities and the improvement of the corporate structure to which the Companies are linked.

1.4. We take this opportunity to clarify that **ITAÚ UNIBANCO HOLDING** is a multiple bank authorized to operate by the Central Bank of Brazil ("BACEN"), the reason why it has a corporate purpose that is appropriate for carrying out the activities to be transferred by **HIPERCARD**.

2. APPRAISAL CRITERIA, BASE DATE, AND TREATMENT GIVEN TO SUBSEQUENT CHANGES IN EQUITY

2.1. **HIPERCARD**'s equity, to be merged into **ITAÚ UNIBANCO HOLDING**, will be appraised at book net worth, based on **HIPERCARD**'s balance sheet as of December 31, 2023 ("Merger Base Date").

2.2. Expert company PricewaterhouseCoopers Auditores Independentes Ltda. ("PWC"), headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled with the Corporate Taxpayer's Registry (CNPJ) under No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, has been hired to appraise **HIPERCARD**'s book net worth to be merged into **ITAÚ UNIBANCO HOLDING**, based on the balance sheet as of the Merger Base Date. The appraisal report on the book net worth ("Appraisal Report") is an integral part of this Protocol and Justification, under the terms of Attachment I hereto, and the value specified in it will be submitted to the review and approval by the Companies' stockholders, in accordance with the law.

2.3. **ITAÚ UNIBANCO HOLDING** will merge **HIPERCARD'S** equity, valued at two billion, six hundred and seventy-nine million, two hundred and nineteen thousand, one hundred and fifty-four Brazilian reais and ninety-nine cents of Brazilian reais (R$ 2,679,219,154.99). Accordingly, after the Merger, **ITAÚ UNIBANCO HOLDING**'s equity can be represented as follows:

ITAÚ UNIBANCO HOLDING

Description of accounts	Equity on 12.31.2023	Amount merged from Hipercard	Cancellation of the investment and equity	After the merger
Equity	**182,505,168,920.87**	**2,679,219,154.99**	**(2,679,219,154.99)**	**182,505,168,920.87**
Capital	90,729,000,000.00	2,223,627,269.39	(2,223,627,269.39)	90,729,000,000.00
Capital reserve	2,617,406,396.82	9,553,719.74	(9,553,719.74)	2,617,406,396.82
Revenue Reserve	93,728,781,179.41	446,038,165.86	(446,038,165.86)	93,728,781,179.41
Other comprehensive income	(4,558,673,697.46)	-	-	(4,558,673,697.46)
(Treasury shares)	(11,344,957.90)	-	-	(11,344,957.90)

2.4. Taking into account that **HIPERCARD** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the Merger will not imply any capital increase or the issue of new shares of **ITAÚ UNIBANCO HOLDING**.

2.5. The Merger will (i) be carried out through an Extraordinary General Stockholders' Meeting of **HIPERCARD**, in which at least the following must be approved: this Protocol and Justification and the Merger, the appointment and hiring of PWC as the appraisal firm, the Appraisal Report prepared by PwC, with its management members being authorized to perform the acts necessary to implement the Merger; (ii) be carried out through an Extraordinary General Stockholders' Meeting of **ITAÚ UNIBANCO HOLDING**, in which at least the following must be approved: this Protocol and Justification, the appointment and hiring of PwC as the appraisal firm, the Appraisal Report prepared by PwC and the Merger, with its management members being authorized to perform the acts necessary to implement the Transaction; and (iii) be subject to approval from the Central Bank of Brazil and shall become effective on the last day of the month in which said regulatory approval is obtained ("Effective Date").

2.6. After the Transaction, **HIPERCARD** will be dissolved and all of its assets will be transferred to **ITAÚ UNIBANCO HOLDING**, which, in accordance with the law, will succeed **HIPERCARD** in the effective or contingent rights and obligations, on a universal basis and for all legal purposes.

2.7. Any equity changes between the Merger Base Date and the Effective Date will be recognized by **HIPERCARD** and transferred to **ITAÚ UNIBANCO HOLDING**.

3. <u>CAPITAL AND EXCHANGE RATIO</u>

3.1. After the Merger, **HIPERCARD** will be dissolved and all common and preferred shares it has issued will be cancelled. In accordance with item 2.4 above, and taking into account that **HIPERCARD** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the Merger will not imply a capital increase or the issue of new shares of **ITAÚ UNIBANCO HOLDING**. Therefore, after the Merger is finalized, **ITAÚ UNIBANCO HOLDING**'s capital stock will

remain being ninety billion, seven hundred twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by four billion, nine hundred fifty-eight million, two hundred ninety thousand and three hundred fifty-nine (4,958,290,359) common shares and four billion, eight hundred forty-five million, eight hundred forty-four thousand and nine hundred eighty-nine (4,845,844,989) preferred shares.

3.1.1. Taking into account that the Merger will not give rise to a capital increase and/or the issue of new shares by **ITAÚ UNIBANCO HOLDING**, there is no need to set out criteria for an exchange ratio.

4. AMENDMENTS TO THE BYLAWS

4.1. This Transaction will not result in a capital increase and/or amendment to **ITAÚ UNIBANCO HOLDING**'s Bylaws.

4.2. However, considering **ITAÚ UNIBANCO HOLDING**'s current and future activities, the Bylaws of Itaú Unibanco Holding S.A. shall be amended to reflect the increase in the maximum number of officers, resulting in the Board of Officers being now composed of five (05) to fifty (50) members. As a result, the amendment to item 9.1. of Article 9 of the Bylaws will be submitted for approval of the Extraordinary General Stockholders' Meeting so that will become effective with the following wording:

"Article 9º (...) - 9.1. The Board of Officers shall have between five (5) and fifty (50) members, comprising the positions of Chief Executive Officer and Officer".

5. MISCELLANEOUS

5.1. All registrations and applications for registrations of trademarks owned by **HIPERCARD**, in Brazil and abroad, will be merged into **ITAÚ UNIBANCO HOLDING**, as detailed in Attachment II hereto.

5.2. Once the Merger is effective, all assets, rights, properties, obligation, contingencies, and responsibilities of **HIPERCARD** will automatically be transferred, at book net worth, to **ITAÚ UNIBANCO HOLDING**'s assets, which will succeed **HIPERCARD** on a universal basis, regardless of any other formalities beyond those provided for by law. The costs and expenses arising from the implementation of the Merger will be the responsibility of **ITAÚ UNIBANCO HOLDING**.

5.3. As **ITAÚ UNIBANCO HOLDING** is the only stockholder of **HIPERCARD** and has already stated a favorable position for the Transaction, no share reimbursement amount has to be determined nor will the provisions of Article 264 of Brazilian Corporate Law apply. Likewise, nor will Articles 137 and 256 of the Brazilian Corporate Law be applicable, since **HIPERCARD** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**.

5.4. Taking into account that the Merger involves **HIPERCARD** and **ITAÚ UNIBANCO HOLDING**, and both companies are authorized to operate by the Central Bank of Brazil, the Transaction will be submitted to approval from the latter, in accordance with applicable regulation.

5.5. The Companies have agreed to file and publish the Merger related acts, in accordance with applicable legislation, after the terms of the Transaction are approved by their proper bodies, under the terms of this Protocol and Justification, and after the review and approval from the Central Bank of Brazil.

5.6. This Protocol and Justification is entered into on an irrevocable and irreversible basis, binding the signatories hereto and their successors, and will be governed and construed in accordance with applicable legislation and rules. It is hereby appointed the venue of the judicial district of the City of São Paulo to settle any controversies arising from this Protocol and Justification.

IN WITNESS WHEREOF, the Parties hereby have executed this Protocol and Justification in four (4) copies of equal content, in the presence of the two (2) witnesses identified below.

São Paulo (State of São Paulo), May 27, 2024.

HIPERCARD BANCO MÚLTIPLO S.A.

FELIPE PICCOLI AVERSA
CEO

CARLOS HENRIQUE DONEGÁ AIDAR
Officer

ITAÚ UNIBANCO HOLDING S.A.

ALEXSANDRO BROEDEL LOPES
Officer

LINEU CARLOS FERRAZ DE ANDRADE
Officer

Witnesses:

1.________________________________
Name: DÁRIO BARGAS PASSOS
RG-SSP/SP 18.811.225 – CPF 080.496.398-35

2.________________________________
Name: MARCOS LUIZ FERREIRA
RG-SSP/SP 25.575.317-2 – CPF 176.147.528-21

ATTACHMENT I TO THE PROTOCOL AND JUSTIFICATION OF THE MERGER OF HIPERCARD BANCO MÚLTIPLO S.A. INTO ITAÚ UNIBANCO HOLDING S.A.

APPRAISAL REPORT

(A free translation of the original in Portuguese)

Hipercard Banco Múltiplo S.A.

Stockholders' equity valuation report
calculated based on accounting records
December 31, 2023

pwc

(A free translation of the original in Portuguese)

Stockholders' equity valuation report calculated based on accounting records

To Management
Hipercard Banco Múltiplo S.A.

Audit firm identification

1 PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16th floor, parts 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, Postal Code 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated April 12, 2024, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the microfilm number 167.391, on April 12, 2024, represented by its partner under signed, Mr. Emerson Laerte da Silva, Brazilian, married, accountant, holder of identity card number 18.126.213-7, individual taxpayer identification number 125.160.718-76 and in the Regional Accounting Council of the State of São Paulo under the number 1SP171089/O-3, domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of Hipercard Banco Múltiplo S.A. (**"Bank") to evaluate its stockholders' equity calculated based on the** accounting records on December 31, 2023, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank presents below the result of its work.

Purpose of evaluation

2 **The valuation of the stockholders' equity of Hipercard Banco Múltiplo S.A., as of December 31, 2023, is** intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the incorporation of Hipercard Banco Múltiplo S.A into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting on June 26, 2024 and carried out after approval by the Brazilian Central Bank.

Management's responsibility for the accounting information

3 The Bank's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Bank is described in Appendix II of the valuation report.

(A free translation of the original in Portuguese)

pwc

Hipercard Banco Múltiplo S.A.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion about the book value of the Bank's stockholders' equity as of December 31, 2023, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders' equity determined for the preparation of our valuation report is free from material misstatement.

5 An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in stockholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Bank's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6 Based on the work performed, we conclude that the amount of R$ 2,679,219,154.99 (two billion, six hundred and seventy-nine million, two hundred and nineteen thousand, one hundred and fifty-four reais and ninety-nine cents), according to the balance sheet as of December 31, 2023, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders' equity of Hipercard Banco Múltiplo S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

São Paulo, May 27, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

(A free translation of the original in Portuguese)

Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on May 27, 2024

Hipercard Banco Múltiplo S.A.

Summarized balance sheet
At December 31, 2023
In Reais

Assets	
Current and long-term assets	**14,896,301,570.63**
Cash and cash equivalents	1,412,210.13
Interbank investments	2,262,448,753.70
Securities	220,951.86
Interbank accounts	53,851,042.95
Credit operations and other receivables	11,627,832,663.58
Other receivables	947,110,319.89
Other assets	3,425,628.52
Permanent assets	**237,246,786.79**
Investments	235,994,128.54
Real estate	1,060,326.60
Goodwill and Intangible assets	192,331.65
Total assets	**15,133,548,357.42**
Liabilities and stockholders' equity	
Current and long-term liabilities	**12,454,329,202.43**
Deposits	1,408,465,796.21
Interbank accounts	7,890,035,828.04
Allowance for loan commitments	136,965,638.48
Provisions	168,554,581.65
Other liabilities	2,850,307,358.05
Total liabilities	**12,454,329,202.43**
Capital	2,223,627,269.39
Capital reserves	9,553,719.74
Revenue reserves	446,038,165.86
Stockholders' equity	**2,679,219,154.99**
Liabilities and **stockholders' equity**	**15,133,548,357.42**

(A free translation of the original in Portuguese)

Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on May 27, 2024

Hipercard Banco Múltiplo S.A.

Management explanatory notes to the balance sheet at December 31, 2023

1 General Information

Hipercard Banco Múltiplo S.A. (Bank) is a corporation whose purpose is to carry out banking operations and services in general, including foreign exchange, permitted to multiple banks, and may also participate in other companies, as well as provide cash management services through credit card issuance and administration.

The Bank's operations are conducted in the context of a group of institutions that operate integrated in the financial market, led by Itaú Unibanco Holding S.A. The benefits of the services provided between these institutions and the corresponding costs are absorbed according to the practicality and reasonableness of being attributed to them.

2 Basis of preparation and summary of the main accounting policies

The balance sheet as of December 31, 2023 was prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, and is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate.

This corporate reorganization consists in the incorporation of the stockholders' equity of Hipercard Banco Múltiplo S.A., into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting to be held on June 26, 2024 and carried out after approval by the Brazilian Central Bank.

The Bank's accounting information was prepared in accordance with the Brazilian Corporation Law, including the changes introduced by Law No. 11,638, of 12/28/2007, and Law No. 11,941, of 05/27/2009 in accordance, when applicable, with the regulations of the Brazilian Central Bank (BACEN) and the National Monetary Council (CMN).

The main accounting policies applied in the preparation of the balance sheet are presented below.

a) Cash and cash equivalents

Cash and cash equivalents includes cash and bank deposits.

b) Interbank investments, deposits and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis.

Operations subject to foreign exchange variation are booked at the corresponding amount in local currency.

c) Credit Operations

Credit Operations and Other Receivables are recorded at present value, calculated pro rata die based on the variation in the index and the agreed interest rate, being accrued until the 60th day of delay, observing the

expected receipt. After the 60th day, recognition in income occurs when the installments are effectively received. Credit card transactions include amounts receivable arising from purchases made by the card holders. The amounts corresponding to these amounts, to be paid to the acquirer, are recorded as liabilities at the Interbank accounts.

d) Provision for Doubtful Accounts

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

- Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

- Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months

e) Investments

They are recognized at acquisition cost and valued using the equity method. Goodwill arising from investment acquisitions is amortized based on expected future profitability or its realization, when applicable.

f) Provisions, Contingent Assets and Liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount.

These contingencies are evaluated based on Management's best estimates, and are classified as:

- **Probable:** in which liabilities are recognized in the Balance Sheet under Other Liabilities;
- **Possible:** which are disclosed in the notes to the financial information, but no provision is recorded;
- **Remote:** which require neither a provision nor disclosure.

Contingent assets are not recognized in the Balance Sheet, except when the Bank's Management considers that realization is practically certain. In general, they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

The amount of deposits in guarantee is adjusted in compliance with current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

The deferred component, represented by tax credits and deferred tax obligations, is obtained by the differences between the accounting and tax calculation bases of assets and liabilities, at the end of each year. Tax credits are only recognized when it is probable that future taxable profits will be available for compensation.

g) Income Tax and Social Contribution

There are two components in the provision for Income Tax and Social Contribution: current and deferred.

The current component approximates the taxes to be paid or recovered in the applicable period.

The deferred component, represented by deferred tax assets and deferred tax liabilities, is obtained by the differences between the accounting and tax calculation bases of assets and liabilities, at the end of each period.

h) Capital

Common and preferred shares are classified in stockholders' equity.

* * *

DocuSign

Certificate Of Completion

Envelope Id: 919A175E252440C7B0990FC2A92B11F7		Status: Completed
Subject: Complete with DocuSign: Laudo Hipercard ING vF.pdf		
LoS / Área: Assurance (Audit, CMAAS)		
Tipo de Documento: Relatórios ou Deliverables		
Source Envelope:		
Document Pages: 7	Signatures: 1	Envelope Originator:
Certificate Pages: 8	Initials: 0	Jonny Lopes
AutoNav: Enabled		Avenida Brigadeiro Faria Lima, 3732, 16º e 17º andares, Edifício Adalmiro Dellape Baptista B32, Itai
EnvelopeId Stamping: Enabled		São Paulo, São Paulo 04538-132
Time Zone: (UTC-03:00) Brasilia		jonny.lopes@pwc.com
		IP Address: 134.238.160.20

Record Tracking

Status: Original 27 May 2024 | 19:08	Holder: Jonny Lopes jonny.lopes@pwc.com	Location: DocuSign
Status: Original 27 May 2024 | 19:25	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Emerson Laerte emerson.laerte@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 **Electronic Record and Signature Disclosure:** Accepted: 09 May 2022 | 19:00 ID: fda1c949-af75-4dca-8d04-2905454253da Company Name: PwC	 Signature Adoption: Pre-selected Style Using IP Address: 18.231.224.29	Sent: 27 May 2024 | 19:13 Viewed: 27 May 2024 | 19:23 Signed: 27 May 2024 | 19:25

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Jonny Lopes jonny.lopes@pwc.com Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 27 May 2024 | 19:25 Viewed: 27 May 2024 | 19:25 Signed: 27 May 2024 | 19:25

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	27 May 2024 | 19:13
Certified Delivered	Security Checked	27 May 2024 | 19:23
Signing Complete	Security Checked	27 May 2024 | 19:25
Completed	Security Checked	27 May 2024 | 19:25

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA

Registro Eletrônicos e Divulgação de Assinatura

Periodicamente, a PwC poderá estar legalmente obrigada a fornecer a você determinados avisos ou divulgações por escrito. Estão descritos abaixo os termos e condições para fornecer-lhe tais avisos e divulgações eletronicamente através do sistema de assinatura eletrônica da DocuSign, Inc. (DocuSign). Por favor, leia cuidadosa e minuciosamente as informações abaixo, e se você puder acessar essas informações eletronicamente de forma satisfatória e concordar com estes termos e condições, por favor, confirme seu aceite clicando sobre o botão “Eu concordo” na parte inferior deste documento.

Obtenção de cópias impressas

A qualquer momento, você poderá solicitar de nós uma cópia impressa de qualquer registro fornecido ou disponibilizado eletronicamente por nós a você. Você poderá baixar e imprimir os documentos que lhe enviamos por meio do sistema DocuSign durante e imediatamente após a sessão de assinatura, e se você optar por criar uma conta de usuário DocuSign, você poderá acessá-los por um período de tempo limitado (geralmente 30 dias) após a data do primeiro envio a você. Após esse período, se desejar que enviemos cópias impressas de quaisquer desses documentos do nosso escritório para você, cobraremos de você uma taxa de R$ 0.00 por página. Você pode solicitar a entrega de tais cópias impressas por nós seguindo o procedimento descrito abaixo.

Revogação de seu consentimento

Se você decidir receber de nós avisos e divulgações eletronicamente, você poderá, a qualquer momento, mudar de ideia e nos informar, posteriormente, que você deseja receber avisos e divulgações apenas em formato impresso. A forma pela qual você deve nos informar da sua decisão de receber futuros avisos e divulgações em formato impresso e revogar seu consentimento para receber avisos e divulgações está descrita abaixo.

Consequências da revogação de consentimento

Se você optar por receber os avisos e divulgações requeridos apenas em formato impresso, isto retardará a velocidade na qual conseguimos completar certos passos em transações que te envolvam e a entrega de serviços a você, pois precisaremos, primeiro, enviar os avisos e divulgações requeridos em formato impresso, e então esperar até recebermos de volta a confirmação de que você recebeu tais avisos e divulgações impressos. Para indicar a nós que você mudou de ideia, você deverá revogar o seu consentimento através do preenchimento do formulário “Revogação de Consentimento” da DocuSign na página de assinatura de um envelope DocuSign, ao invés de assiná-lo. Isto indicará que você revogou seu consentimento para receber avisos e divulgações eletronicamente e você não poderá mais usar o sistema DocuSign para receber de nós, eletronicamente, as notificações e consentimentos necessários ou para assinar eletronicamente documentos enviados por nós.

Todos os avisos e divulgações serão enviados a você eletronicamente

A menos que você nos informe o contrário, de acordo com os procedimentos aqui descritos, forneceremos eletronicamente a você, através da sua conta de usuário da DocuSign, todos os avisos, divulgações, autorizações, confirmações e outros documentos necessários que devam ser fornecidos ou disponibilizados a você durante o nosso relacionamento Para mitigar o risco de você inadvertidamente deixar de receber qualquer aviso ou divulgação, nós preferimos fornecer todos os avisos e divulgações pelo mesmo método e para o mesmo endereço que você nos forneceu. Assim, você poderá receber todas as divulgações e avisos eletronicamente ou em formato impresso, através do correio. Se você não concorda com este processo, informe-nos conforme descrito abaixo. Por favor, veja também o parágrafo imediatamente acima, que descreve as consequências da sua escolha de não receber de nós os avisos e divulgações eletronicamente.

Como contatar a PwC:

Você pode nos contatar para informar sobre suas mudanças de como podemos contatá-lo eletronicamente, solicitar cópias impressas de determinadas informações e revogar seu consentimento prévio para receber avisos e divulgações em formato eletrônico, conforme abaixo:

To contact us by email send messages to: fiche.alessandra@pwc.com

Para nos contatar por e-mail, envie mensagens para: fiche.alessandra@pwc.com

Para informar seu novo endereço de e-mail a PwC:

Para nos informar sobre uma mudança em seu endereço de e-mail, para o qual nós devemos enviar eletronicamente avisos e divulgações, você deverá nos enviar uma mensagem por e-mail para o endereço fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail anterior, seu novo endereço de e-mail. Nós não solicitamos quaisquer outras informações para mudar seu endereço de e-mail. We do not require any other information from you to change your email address.

Adicionalmente, você deverá notificar a DocuSign, Inc para providenciar que o seu novo endereço de e-mail seja refletido em sua conta DocuSign, seguindo o processo para mudança de e-mail no sistema DocuSign.

Para solicitar cópias impressas a PwC:

Para solicitar a entrega de cópias impressas de avisos e divulgações previamente fornecidos por nós eletronicamente, você deverá enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós cobraremos de você o valor referente às cópias neste momento, se for o caso.

Para revogar o seu consentimento perante a PwC:

Para nos informar que não deseja mais receber futuros avisos e divulgações em formato eletrônico, você poderá:

(i) recusar-se a assinar um documento da sua sessão DocuSign, e na página seguinte, assinalar o item indicando a sua intenção de revogar seu consentimento; ou

(ii) enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem, seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós não precisamos de quaisquer outras informações de você para revogar seu consentimento. Como consequência da revogação de seu consentimento para documentos online, as transações levarão um tempo maior para serem processadas. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process.

Hardware e software necessários:**

(i) Sistemas Operacionais: Windows® 2000, Windows® XP, Windows Vista®; Mac OS®

(ii) Navegadores: Versões finais do Internet Explorer® 6.0 ou superior (Windows apenas); Mozilla Firefox 2.0 ou superior (Windows e Mac); Safari™ 3.0 ou superior (Mac apenas)

(iii) Leitores de PDF: Acrobat® ou software similar pode ser exigido para visualizar e imprimir arquivos em PDF.

(iv) Resolução de Tela: Mínimo 800 x 600

(v) Ajustes de Segurança habilitados: Permitir cookies por sessão

** Estes requisitos mínimos estão sujeitos a alterações. No caso de alteração, será solicitado que você aceite novamente a divulgação. Versões experimentais (por ex.: beta) de sistemas operacionais e navegadores não são suportadas.

Confirmação de seu acesso e consentimento para recebimento de materiais eletronicamente:

Para confirmar que você pode acessar essa informação eletronicamente, a qual será similar a outros avisos e divulgações eletrônicos que enviaremos futuramente a você, por favor, verifique se foi possível ler esta divulgação eletrônica e que também foi possível imprimir ou salvar eletronicamente esta página para futura referência e acesso; ou que foi possível enviar a presente divulgação e consentimento, via e-mail, para um endereço através do qual seja possível que você o imprima ou salve para futura referência e acesso. Além disso, caso concorde em receber avisos e divulgações exclusivamente em formato eletrônico nos termos e condições descritos acima, por favor, informe-nos clicando sobre o botão "Eu concordo" abaixo.

Ao selecionar o campo "Eu concordo", eu confirmo que:

(i) Eu posso acessar e ler este documento eletrônico, denominado CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTRO ELETRÔNICO E DIVULGAÇÃO DE ASSINATURA; e

(ii) Eu posso imprimir ou salvar ou enviar por e-mail esta divulgação para onde posso imprimi-la para futura referência e acesso; e (iii) Até ou a menos que eu notifique a PwC conforme descrito acima, eu consinto em receber exclusivamente em formato eletrônico, todos os avisos, divulgações, autorizações, aceites e outros documentos que devam ser fornecidos ou disponibilizados para mim por PwC durante o curso do meu relacionamento com você.

ELECTRONIC RECORD AND SIGNATURE DISCLOSURE

From time to time, PwC (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to this Electronic Record and Signature Disclosure (ERSD), please confirm your agreement by selecting the check-box next to 'I agree to use electronic records and signatures' before clicking 'CONTINUE' within the DocuSign system.

Getting paper copies

At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. You will have the ability to download and print documents we send to you through the DocuSign system during and immediately after the signing session and, if you elect to create a DocuSign account, you may access the documents for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below.

Withdrawing your consent

If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below.

Consequences of changing your mind

If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format,

and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us.

All notices and disclosures will be sent to you electronically

Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us.

How to contact PwC:

You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows:
To contact us by email send messages to: fiche.alessandra@pwc.com

To advise PwC of your new email address

To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at fiche.alessandra@pwc.com and in the body of such request you must state: your previous email address, your new email address. We do not require any other information from you to change your email address.

If you created a DocuSign account, you may update it with your new email address through your account preferences.

To request paper copies from PwC

To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any.

To withdraw your consent with PwC

To inform us that you no longer wish to receive future notices and disclosures in electronic format you may:

i. decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may;

ii. send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email, full name, mailing address, and telephone number. We do not need any other information from you to withdraw consent.. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process..

Required hardware and software

The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guide-signing-system-requirements.

Acknowledging your access and consent to receive and sign documents electronically

To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to 'I agree to use electronic records and signatures' before clicking 'CONTINUE' within the DocuSign system.

By selecting the check-box next to 'I agree to use electronic records and signatures', you confirm that:

- You can access and read this Electronic Record and Signature Disclosure; and
- You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and
- Until or unless you notify PwC as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by PwC during the course of your relationship with PwC.

ATTACHMENT II TO THE PROTOCOL AND JUSTIFICATION OF THE MERGER OF HIPERCARD BANCO MÚLTIPLO S.A. INTO ITAÚ UNIBANCO HOLDING S.A.

1. TRADEMARKS IN BRAZIL

	Register number	Trademark	Country
1.	730050017	BEG (Nominative)	Brazil
2.	818613122	HC Hipercard (Mixed)	Brazil
3.	840429070	HIPER (Mixed)	Brazil
4.	816007330	HIPERCARD (Mixed)	Brazil
5.	830530517	HIPERCARD (Nominative)	Brazil
6.	830530509	HIPERCARD (Mixed)	Brazil
7.	830530525	HIPERCARD (Mixed)	Brazil
8.	830649468	HIPERCARD PROGRAMADO (Nominative)	Brazil
9.	830525998	HIPERCOMMERCE (Nominative)	Brazil
10.	830525980	HIPERFATURA PARCELADA (Nominative)	Brazil
11.	830530460	HIPERMÓVEL (Nominative)	Brazil
12.	829462228	HIPERPHONE (Nominative)	Brazil
13.	818553200	PROMOCLUB (Nominative)	Brazil

2. TRADEMARKS ABROAD

	Register number	Trademark	Country/ Territory
1.	1065642	HIPERCARD (Nominative)	Mexico

ATTACHMENT II

CONSOLIDATED BYLAWS THE ITAÚ UNIBANCO HOLDING S.A.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

Authorized Capital: up to 13,176,900,000 shares Subscribed and Paid-in Capital: R$90,729,000,000.00 – 9,804,135,348 shares

BYLAWS

Art. 1 – NAME, TERM AND HEAD OFFICE – The publicly-held joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term, has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.

Art. 2 – PURPOSE – The company has as its purpose (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of customer loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, dissemination materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes.

Art. 3 – CAPITAL AND SHARES - Subscribed and paid up capital is ninety billion and seven hundred and twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by nine billion, eight hundred and four million, one hundred and thirty-five thousand and three hundred forty-eight (9,804,135,348) book-entry shares with no par value, of which four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fifty-nine (4,958,290,359) are common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) are preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company's controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling block and guaranteeing a dividend at least equal to that of the common shares.

3.1. Authorized Capital – By means of a resolution of the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of thirteen billion, one hundred and seventy-six million and nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are common shares and six billion, five

hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are preferred shares. The issues of shares for sale on Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76).

3.2. Purchase of Shares Option – Within the limit of the Authorized Capital and in accordance with the plan approved by the General Stockholders' Meeting, call options may be granted to management members and employees of the company itself and of controlled companies.

3.3. Book Entry Shares – Without any changes in the rights and restrictions that are inherent to them, under the provisions of this article, all of the company's shares shall be in book-entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, under the terms of Articles 34 and 35 of Law No. 6,404/76, for which a remuneration may be charged from stockholders in accordance with paragraph 3 of Article 35 of the above-mentioned law.

3.4. Share Buybacks – The company can acquire its own shares upon the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.

3.5. Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights under the terms of the provisions of Article 111, paragraph 1, of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Art. 4 – GENERAL MEETING – The General Stockholders' Meeting shall meet annually within the four (4) months following the end of the fiscal year, in accordance with the legal requirements, and extraordinarily whenever corporate interests so require.

4.1. The work of any General Stockholders' Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.

4.2. Each common share is entitled to one vote in the resolutions of the General Stockholders' Meetings.

4.3. The following is the exclusive prerogative of the General Stockholders' Meeting:

a) resolve upon the financial statements and the distribution and allocation of profits;
b) resolve upon the management report and the Board of Officers' accounts;
c) establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;
d) appoint, elect and remove members of the Board of Directors;

e) approve changes to the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate restructuring involving the company;

f) resolve upon retained profits or the recognition of reserves; and

g) resolve upon Stock Option Plans or Stock Grant Plans issued by the company or by its controlled companies.

Art. 5 – MANAGEMENT – The company will be managed by a Board of Directors and a Board of Officers. As provided for in legislation and in these Bylaws, the Board of Directors will act in advisory, elective and supervisory roles and excluding operating and executive duties, which shall be within the powers of the Board of Officers.

5.1. Investiture – The Directors and Officers will be invested in their positions upon the signing of their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signing of the members of management's Instrument of Agreement, under the terms of the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão ("B3").

5.2. Management Compensation – Management members shall receive both compensation and profit sharing in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders' Meeting in the form of an aggregate and annual amount. It is incumbent upon the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers.

5.3. Defense of management members - In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company's interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company's approval governance in order to ensure the independence of the decision-making process and prevent any conflicts of interest.

5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities.

Art. 6 – BOARD OF DIRECTORS – The Board of Directors will be composed of natural persons, elected by the General Stockholders' Meeting, and will have one (1) Chairman or two (2) Co–Chairmen and may have up to three (3) Vice–Chairmen chosen by the General Stockholders' Meeting, at the occasion of the election of the Board of Directors' members.

6.1. The positions of Chairman or Co-Chairmen of the Board of Directors and of Chief Executive Officer or principal executive of the company may not be held by the same person.

6.2. The Board of Directors shall have at least ten (10) and at the most fourteen (14) members. Within these limitations, it is the responsibility of the General Stockholders' Meeting that elects the Board of Directors to initially establish the number of Directors who will compose this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company's Corporate Governance Policy.

6.3. The Co-Chairmen shall have identical prerogatives and duties, and shall work together in the chair of the Board of Directors.

6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall resolve upon the appointment of one of its members for the position of Chairman of the Board of Directors.

6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall temporarily assume all the duties inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting deputy from among its members.

6.5. The unified term of office of a member of the Board of Directors is for one (1) year as from the date they are elected by the Stockholders' Meeting, extendable until their successors take office.

6.6. No individual may be elected to the position of member of the Board of Directors who is (i) seventy-three (73) years old on the date of his/her election, to the position of Chairman or Co-Chairman; and (ii) seventy (70) years old on the date of his/her election, to the other positions of the Board of Directors.

6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, eight (8) times annually and, extraordinarily, whenever corporate interests so require, and its resolutions will only be valid in the presence of at least an absolute majority of its acting members.

6.7.1. Any member of the Board of Directors may participate in the meetings via telephone call, videoconference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of confirming the opening or voting quorum, and their vote cast shall be deemed valid for all legal intents and purposes.

6.8. It is incumbent upon the Board of Directors to:

I. establish the general business guidelines of the company;

II. elect and remove from office the company's Officers and establish their duties;

III. nominate officers to compose the Boards of Officers of the controlled companies as specified;

IV. supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V. call General Stockholders' Meetings within at least twenty-one (21) days before the effective date, the number of days being counted from the notice of the first call;

VI. express an opinion on the management report, the Board of Officers' accounts and the financial statements for each fiscal year to be submitted to the General Stockholders' Meeting;

VII. resolve upon budgets for results and investments and respective action plans;

VIII. appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX. resolve upon the distribution of interim dividends, including their distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet;

X. to resolve upon payment of interest on capital;

XI. resolve upon buyback operations on a nonpermanent basis, for treasury stock purposes, as well as resolve upon either cancellation or sale of these shares;

XII. resolve upon the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567 of September 17, 2015, as amended;

XIII. resolve upon the setting up of committees to handle specific issues within the scope of the Board of Directors;

XIV. elect and remove the members of the Audit Committee and the Compensation Committee;

XV. approve the operational rules that the Audit and Compensation Committees may establish for its own operation and be aware of the Committees' activities through their reports;

XVI. assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as examine any circumstances that may compromise their independence;

XVII. approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen per cent (15%) of the book value of the company as registered in the most recent audited balance sheet;

XVIII. state a position on the public offerings of shares or other securities issued by the company;

XIX. resolve upon, within the limit of the authorized capital, the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1.; and

XX. examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report is submitted to the Board of Directors in the latter scenario.

Art. 7 – AUDIT COMMITTEE – The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1. The Audit Committee shall be composed of three (3) to seven (7) members, annually elected by the Board of Directors from among the members of the Board itself or professionals of recognized skills and outstanding knowledge, with at least one of the members of this Committee being designated Financial Expert, having proven knowledge of the accounting and audit fields.

7.1.1. The basic conditions for holding a position in the Audit Committee are:

a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the Company, its controlling company or associates, controlled or jointlycontrolled companies, directly or indirectly; (ii) an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or (iv) a member of the Supervisory Council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly;

b) not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in sections "a", "(i)" e "(iii)"; and

c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise.

7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if their independence had been affected by any conflict of interest or potential conflict of interest;

7.1.3. Members of the Audit Committee shall have a term of office of one (1) year, and they may be reelected for up to five (5) annual terms of office, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment;

7.1.4. Up to one-third (1/3) of the Audit Committee members may have their term of office renewed, subject to the maximum number of up to ten consecutive years, and the time period set in item 7.1.3. is waived;

7.1.5. Under no circumstance may a member of the Audit Committee continue to hold office for a period longer than: (i) ten (10) consecutive years, for up to one-third (1/3) of the members; and (ii) five (5) consecutive years for other members;

7.1.6. The Audit Committee members shall remain in their positions until their successors take office.

7.2. The Audit Committee shall meet on the convening of the Chairman and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence, and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

7.3. The Board of Directors shall establish the amount for compensating the Audit Committee's members, based upon market parameters as well as the budget for covering expenses for the Committee's operation, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its associates unrelated to their duties as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to not receive compensation for the duties performed as a member of the latter body.

7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. Likewise, a semiannual report shall be prepared at the end of the first half of each fiscal year.

7.4.1. The summary of the Audit Committee's Report, providing the main data, shall be published together with the financial statements.

Art. 8 – COMPENSATION COMMITTEE – Compliance with the duties and responsibilities related to the compensation policy for the company's management members shall be incumbent upon the Compensation Committee, which shall report directly to the Board of Directors.

8.1. The Compensation Committee shall be made up of three (3) to ten (10) members, elected by the Board of Directors, one of its members being nominated to the position of Chairman.

8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to exercise proper and independent judgment on the Company's compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member who is not a management member;

8.1.2. The term of office of the members of the Compensation Committee shall be one (1) year as from the date of the Meeting of the Board of Directors that elects them and expires on the date on which their substitutes take office;

8.1.3. The members of the Compensation Committee may be reelected to the position, although remaining a member of the Compensation Committee for a period of more than ten (10) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least three (3) years has elapsed.

8.2. It is incumbent upon the Compensation Committee to:

I. prepare the compensation policy for the management members of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II. supervise the implementation and operation of the company's management members' compensation policy;

III. annually review the company's management members' compensation policy, recommending its correction or improvement to the Board of Directors;

IV. propose to the Board of Directors the amount of aggregate compensation of management members to be submitted to the General Stockholders' Meeting;

V. assess future internal and external scenarios and their possible impacts on the management compensation policy;

VI. examine the company's management members' compensation policy in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII. ensure that the management members' compensation policy is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council Resolution No. 3,921/2010.

8.3. The Board of Directors may assign powers to the Compensation Committee in addition to those provided for in these Bylaws.

8.4. The Board of Directors shall set an amount for compensating the members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its operation.

8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report on the activities undertaken within the scope of its duties, submitting a copy to the Board of Directors and maintaining said report at the disposal of the Central Bank of Brazil for a minimum term of five (5) years.

Art. 9 – BOARD OF OFFICERS – The management and representation of the company is incumbent upon the Board of Officers, elected by the Board of Directors.

9.1. The Board of Officers shall have between five (5) and fifty (50) members, comprising the positions of Chief Executive Officer and Officer;

9.2. The Board of Directors will define the Officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company's highest executive body;

9.3. In the case of absence or incapacity of any officer, the Board of Officers may choose the acting deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an Officer who is a member of the Executive Committee appointed by them;

9.4. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer;

9.5. The officers shall exercise their terms of office of one (1) year and are eligible for reelection and they shall remain in their positions until their successors take office;

9.6. A person is ineligible (i) to hold the position of Chief Executive Officer who is already sixty-two (62) years of age on the date of the election; and (ii) to hold other positions on the Board of Officers who are already sixty (60) years of age on the date of the election.

Art. 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – The Company will be represented by two Officers together to: (i) assume obligations in any act, contract or document that gives rise to a liability, including by pledging guarantees on obligations of third parties; (ii) waive rights, encumber and dispose of permanent assets; (iii) appoint proxies to act; and (iv) decide on opening, closing or reorganizing branch offices. In situations when the amount involved exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The Company may also be represented by one (01) Officer in situations that do not imply (a) the assumption of obligations in any act, contract or document that gives rise to a liability, including by pledging guarantees to third parties; or (b) the waiver of rights, encumbrance and disposal of permanent assets.

10.1. In case of the head provision, except for the provision in items "(iii)" and "(iv)", the company may also be represented jointly (i) by an officer and a proxy, or (ii) by two proxies.

10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or waiver of rights and obligations; (ii) in proxy instruments with an

"ad judicia" clause; and (iii) in general stockholders' meetings, meetings of stockholders or unit holders of companies or investment funds in which the company holds investments. In the event of items (i) and (iii), the Company may also be represented by one officer only;

10.1.2. The Board of Directors may provide for or establish exceptions in addition to those provided for in subitem 10.1.1;

10.1.3. With the exception of those of a legal nature, proxy instruments shall have a mandatory term of no more than one year.

10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms.

10.3. The Officers are responsible for the activities assigned to them by the Board of Directors.

Art. 11 – SUPERVISORY COUNCIL – The company will have a Supervisory Council that shall operate on a permanent basis, comprising from three (3) to five (5) effective members and an equal number of alternate members. The election and operation of the Supervisory Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.

Art. 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semiannual balance sheets will be prepared and, on a discretionary basis, interim balance sheets, at any date, including for the purposes of the payment of dividends, according to the legal provisions.

Art. 13 – ALLOCATION OF PROFIT – Together with the financial statements, the Board of Directors shall submit to the Annual General Stockholders' Meeting a proposal for the allocation of profit for the year under the terms of Articles 186 and 191 to 199 of Law No. 6,404/76 and the following provisions:

13.1. Before any other distribution, five percent (5%) shall be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock;

13.2. The amount to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following rules:

a) the preferred shares will be entitled to the priority minimum annual dividend (Article 3, item I);

b) the amount of the mandatory dividend that remains after the dividend payment in the previous subitem will be applied firstly to remunerating the common shares for a dividend that is equal to the priority dividend distributed to the preferred shares; and

c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares.

13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve referred to in Article 15, "ad referendum" of the General Stockholders' Meeting.

Art. 14 – MANDATORY DIVIDEND – The stockholders are entitled to receive as a mandatory dividend for each fiscal year, an amount of not less than twenty-five percent (25%) of the profit recorded in the same fiscal year, adjusted according to the decrease or increase of the amounts specified in subitems "a" and "b" of item I of Article 202 of Law No. 6,404/76, and provided that items II and III of the same law are observed.

14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account.

14.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting its amount against the amount of the mandatory dividend according to Article 9, paragraph 7, of Law No. 9,249/95.

Art. 15 – STATUTORY RESERVE – According to the proposal of the Board of Directors, the General Stockholders' Meeting may resolve upon the recognition of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock, for the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital increases, including by means of new bonus shares.

15.1. The Reserve will be comprised of funds:

a) equivalent to up to 100% of profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders' right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation;

b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to up to 100% of the adjusted amounts for previous fiscal years, recorded as retained earnings; and

d) originating from the credits corresponding to interim dividend payments (item 14.1).

15.2. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76.

15.3. The reserve shall be separated into different subaccounts according to the fiscal years they were recognized, the profit allocated for its recognition and the Board of Directors shall specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders.

Art. 16 – BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.

Art. 17 – LISTING SEGMENT – With the admission of the company to the special listing segment called Level 1 Corporate Governance of B3, the company, its stockholders, management members and members of the Supervisory Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 ("Level 1 Regulations").

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final summarized voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution at its and Extraordinary General Stockholders' Meeting held on June 26, 2024, 16:00 p.m exclusively held online, is presented below:

Item	Description	Voting	Number of shares	% over total voting
1	Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of Hipercard Banco Múltiplo S.A. into the Company are established, as of the date base of December 31, 2023:	Approve	4,568,259,398	100.00%
		Reject	-	-
		Abstain	-	-
2	Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of Hipercard Banco Múltiplo S.A. to be merged into the Company:	Approve	4,568,259,398	100.00%
		Reject	-	-
		Abstain	-	-
3	Resolve on the appraisal report, based on the balance sheet of Hipercard Banco Múltiplo S.A. as of December 31, 2023:	Approve	4,567,853,629	99.99%
		Reject	-	-
		Abstain	405,769	0.01%
4	Resolve on the merger of Hipercard Banco Múltiplo S.A. into the Company, with no increase in the Company's capital stock, in accordance with the "Protocol and Justification":	Approve	4,568,259,398	100.00%
		Reject	-	-
		Abstain	-	-
5	Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:	Approve	4,568,259,398	100.00%
		Reject	-	-
		Abstain	-	-
6	Amend the Companys Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to fifty (50) members:	Approve	4,568,259,398	100.00%
		Reject	-	-
		Abstain	-	-
7	Consolidate the Bylaws to reflect the amendment mentioned in the preceding item:	Approve	4,568,259,398	100.00%
		Reject	-	-
		Abstain	-	-

São Paulo-SP, June 26, 2024.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final Detailed Voting Map

According to CVM Resolution No. 81/22, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary General Stockholders' Meeting held on June 26, 2024, 16:00 p.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

CPF/CNPJ	Balance of Common Shares	Deliberations						
		1	2	3	4	5	6	7
14.074***	2,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
13.834***	9,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
17.239***	985,501	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.295***	95,277	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.557***	11,370	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
10.205***	1,605	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
37.806***	1,955	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.628***	16,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.642***	246,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
27.386***	189,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.890***	9,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.484***	973,300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
40.922***	141,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332***	420,564	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
27.165***	29,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
24.528***	204,557	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.693***	316,600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
35.595***	11,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.106***	6,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.516***	22,424	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
97.539***	17,581	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
97.539***	312,372	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.986***	28,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.479***	915,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.840***	1,217,330	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.418***	203,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
26.784***	1,388	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
22.954***	9,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
12.120***	33,300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
30.254***	10,953	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.496***	412,901	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
50.221***	36,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.987***	12,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
28.979***	400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
28.394***	36,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
28.990***	190,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.577***	40,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
20.813***	367,113	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.384***	14,402	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.455***	6,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
13.289***	4,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
15.206***	21,300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
34.825***	6,424	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
50.729***	4,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.106***	126,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.222***	185,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
15.585***	2,512	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.063***	156,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.324***	4,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
28.246***	113,534	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
11.435***	135,891	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
35.940***	45,297	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
11.456***	100,980	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
41.649***	10,067	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
14.494***	4,810	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.881***	14,357	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.

44.602***	20,829	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
12.094***	131,664	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
20.849***	5,900	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.470***	72,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.479***	729,011	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.987***	5,433	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
26.160***	12,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
38.949***	2,076	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
24.917***	13,022	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	369,600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
33.580***	18,600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.050***	57,300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.579***	43,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	1,082,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	64,600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
22.631***	21,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.100***	536,309	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
18.407***	660,661	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.294***	87,411	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
48.429***	5,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
17.718***	169,921	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.771***	18,941	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.081***	2,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
19.244***	1,900	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
16.990***	56,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
18.830***	4,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.989***	127,854	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
51.482***	20,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
10.916***	644,322	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	11,012	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.311***	297,523	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.572***	54,197	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
18.550***	7,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
46.964***	257,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.247***	37,617	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
29.322***	4,044,712	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.240***	112,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.329***	439,073	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
35.693***	3,475,900	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
47.705***	2,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.199***	11,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.541***	431,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.794***	302,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
37.113***	44,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
26.311***	27,300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
97.540***	5,817,954	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.559***	347,671	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
06.046***	272,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
45.902***	7,403	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.273***	280,989	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
19.530***	6,701	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.591***	9,141	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.881***	5,373	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
34.687***	152,304	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.586***	176,118	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
59.573***	12,266,374	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.544***	8,863,879	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
52.041***	8,527,565	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.532***	1,943,906,577	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
04.676***	2,564,084,404	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
135.61***	128	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.780***	4,455	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332***	398,065	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332***	1,868	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.224***	69,976	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.594***	21,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.

Deliberations:

Ordinary agenda

1) Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of Hipercard Banco Múltiplo S.A. into the Company are established, as of the date base of December 31, 2023:

2) Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of Hipercard Banco Múltiplo S.A. to be merged into the Company:

3) Resolve on the appraisal report, based on the balance sheet of Hipercard Banco Múltiplo S.A. as of December 31, 2023:

4) Resolve on the merger of Hipercard Banco Múltiplo S.A. into the Company, with no increase in the Company's capital stock, in accordance with the "Protocol and Justification":

5) Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:

6) Amend the Companys Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to fifty (50) members:

7) Consolidate the Bylaws to reflect the amendment mentioned in the preceding item:

Subtitle:

Ap. = Approved   Rej. = Reject   Abs. = Abstain

São Paulo-SP, June 26, 2024.
RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development